Exhibit 99.1

September 11, 2013

Members of the Board of Directors
AeroVironment, Inc.
181 W. Huntington Drive, Suite 202
Monrovia, CA 91016

Dear Members of the Board,

We are extremely disappointed with the way our interactions have progressed over the past several months.  Since receiving our nomination notice in June, the decisions of the Board of Directors (the “Board”) of AeroVironment, Inc. (“AVAV” or the “Company”) have visibly reaffirmed the Board’s disregard for independent shareholders and obliviousness to the responsibilities of public company directors.  As one of AVAV’s largest shareholders, it is frustrating to witness the Board’s lack of interest in challenging the status quo or desire to explore new strategies.  The Board’s “circle the wagons” response to our involvement is particularly troubling given the fact that AVAV has created no shareholder value since the Company’s IPO over six years ago.

As with all of our investments, our intent since first taking a position in AVAV almost a year ago has been to work constructively with the Board and management to maximize shareholder value.   However, our recent experience with the incumbent Board has led us to doubt that this is a possibility.  Barring a change in the Board’s position, we believe more than one Board seat will be needed to adequately address the concerns of AVAV’s independent shareholders.  Accordingly, we are withdrawing our nomination for the election of a single candidate at this year’s annual meeting.  We have concluded that, rather than having one Board seat, we can be more effective in holding this Board accountable over the next twelve months by freely communicating with shareholders, analysts, advisors, and the financial community at large.

We remain committed to improving the corporate governance profile of the Company for the benefit of all shareholders.  The recent nominations of Messrs. Burbage and Muller to the Board are a step in the wrong direction.  Given the close ties we believe they have to existing directors, combined with the candidacy of Mr. Holland, an acknowledged insider due to the consulting fees he earns from the Company, Engaged Capital intends to withhold its votes with respect to the election of all three of this year’s nominees.  Further, we reiterate our call for the Board to proactively begin the declassification process, rather than wait for a shareholder proposal, which is inevitable.

This process has been needlessly difficult for both parties given that our interests should be aligned.  We urge the Board and management to broaden their perspective and implement our suggestions for shareholder value creation in order to avoid a contested situation next year.  We are resolute in our determination to ensure this Board acts in the best interest of shareholders such that the Company’s equity valuation finally reflects the great business that we collectively own.  We look forward to working constructively with you towards that end over the next twelve months.

Sincerely,

/s/ Glenn W. Welling

Glenn W. Welling